04026865

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

RECD S.E.C.
APR 23 2004
1086

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Wells Fargo Asset Securities Corporation
Exact name of registrant as specified in charter

0001011663
Registrant CIK Number

8-K For 4/23/04
Electronic report, schedule or registration statement of which the documents are a part (give period of report)

333-110283
SEC file number, if available

____
Name of Person Filing the Document (If other than the Registrant)

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Frederick, State of Maryland, April 23, 2004.

Wells Fargo Asset Securities Corporation
(Registrant)

By: [signature]
Name: Patrick Greene
Title: Senior Vice President

PROCESSED
APR 26 2004
THOMSON FINANCIAL

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on __________, _____, that the information set forth in this statement is true and complete.

By: ______________________
(Name)

____
(Title)

YT 7-15

DG55 Mtge **YT**

A-6

Bloomberg

TEMP LB-8 G3IO

5.9% LEGAL MTY N/A ADV<PAGE> NO Notes 8<Go>

BCC0ECQ34 CMO:IO,INV,NTL

5.911(358)1 WAC(WAM)AGE ASSUM (-1xLIBOR01M)+700BP CAP·FLR= 7.000:0.000

ASSUMED	4/30/04: 25,000,000	next pay 5/25/04 (monthly)	30/360 Cashflows created 3/12/04
collateral	4/25/04: 25,000,000	reset 5/25/04 (0 Delay)	1stProj 5/25/04 ASSUMED collateral
-NO History-	factor 1.000000000000	accrual 4/25/04- 5/24/04	1st INDEX 1 1000

4/30/04 QUOTED

YIELD TABLE

Fxd Index= 1.1000

Very PRICE	Px 300 300 PSA	100 100 PSA	200 200 PSA	300 300 PSA	400 400 PSA	PSA	PSA
7-15	72.078	84.828	78.665	72.078	65.205		
AvgLife	3.47	7.98	4.78	3.47	2.82		
Sprd Dur	0.86	0.90	0.88	0.86	0.84		
YearWindow	0.1-7.7	0.1-19.5	0.1-11.8	0.1-7.7	0.1-5.7		

DEAL: * Information is preliminary and subject to change.

VARY INDEX? N

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 9:06						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.93	1.09	2.00	2.45	3.39	4.36	5.18

Format# 3-1PY

YTB 7-15 A-6 DG65 Mtge **YTB**

Bloomberg **TEMP LB-8 G3IO** 5.9% LEGAL MTY N/A ADV:<PAGE>

BCC0ECQ34 CMO:IO,INV,NTL NO Notes

5.911(358)1 WAC(WAM)AGE ASSUM (-1xLIBOR01M)+700BP CAP:FLR= 7.000:0.000

ASSUMED collateral -NO History-	4/30/04: 25,000,000 4/25/04: 25,000,000 factor 1.000000000000	next pay 5/25/04 (monthly) reset 5/25/04 (0 Delay) accrual 4/25/04- 5/24/04	30/360 Cashflows created 3/12/04 1stProj 5/25/04 ASSUMED collateral 1st INDEX 1.1000

4/30/04 **YIELD TABLE** Fxd Index= 1.1000

30/360 DISCOUNTING

Vary PRICE

	8.0 CPR	10.0 CPR	15.0 CPR	20.0 CPR	30.0 CPR	40.0 CPR	50.0 CPR
7-15	74.157	69.613	57.134	42.897	10.054	-27.03	-65.91
AvgLife	5.56	4.49	2.95	2.18	1.40	1.00	0.75
Sprd Dur	0.95	0.96	0.96	0.96	0.96	0.99	1.09
Year Window	0.1-15.5	0.1-12.7	0.1-7.8	0.1-5.5	0.1-3.5	0.1-2.5	0.1-1.8

DEAL: * Information is preliminary and subject to change.

VARY INDEX? N

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 9:06

3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.93	1.09	2.00	2.45	3.39	4.36	5.19

Format# 3-1PY

A-5

G65 Mtge YT

Bloomberg CMO

TEMP LB-8 G3F

1.6% LEGAL MTY N/A ADV:(PAGE>

BCC0ECQ26 CMO:FLOATING RATE BOND

NO Notes

5.911(358)1 WAC(WAM)AGE ASSUM (1xLIBOR01M)+50BP CAP:FLR= 7.500:0.500

ASSUMED	4/30/04: 25,000,000	next pay 5/25/04 (monthly)	30/360 Cashflows created 3/12/04
collateral	4/25/04: 25,000,000	reset 5/25/04 (0 Delay)	1stProj 5/25/04 ASSUMED collateral
-NO History-	factor 1.000000000000	accrual 4/25/04- 5/24/04	1st INDEX 1.1000

4/30/04 SETTLED — 30/360 PRICING — **DISCOUNT MARGIN BP** Fxd Index= 1.1000

Vary PRICE

	Px 300	100	200	300	400		
	300 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA

DEAL: * Information is preliminary and subject to change.

99-23	58.4	53.9	56.2	58.4	60.3
AvgLife	3.47	7.98	4.78	3.47	2.82
Index Dur	0.06	0.05	0.06	0.06	0.06
YEARWindow	0.1-7.7	0.1-19.5	0.1-11.8	0.1-7.7	0.1-5.7

VARY INDEX? N

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Format# 4-1PD

G65 Mtge **YT**

A-4

Bloomberg

TEMP LB-8 NAS

5.5% LEGAL MTY N/A ADV:<PAGE>

BCCOECPU5 CMO: NO Notes 2¥ <Go>

5,911(358)1 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	4/30/04: 38,150,000 4/25/04: 38,150,000 factor 1.000000000000	next pay 5/25/04 (monthly) rcd date 4/30/04 (24 Delay) accrual 4/ 1/04- 4/30/04	30/360 Cashflows created 3/12/04 1stProj 5/25/04 ASSUMED collateral

YIELD TABLE

4/30/04

DEAL * Information is preliminary and subject to change.

Vary PRICE 1/32	300 PSA	100 PSA	200 PSA	300 PSA	400 PSA
100-14+	5.458	5.479	5.467	5.458	5.451
AvgLife	10.87	15.30	12.52	10.87	9.82
Mod Dur	7.76	9.65	8.50	7.76	7.24
YearWindow	5.1-29.8	5.1-29.8	5.1-29.8	5.1-29.8	5.1-29.8
Spread I	+105/AL	+86/AL	+98/AL	+105/AL	+109/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 9:06						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.93	1.09	2.00	2.45	3.39	4.36	5.19

Format# 1-YT 10y 97-4+ 30y 102-27+

YT 100-3 A-4 DG65 Mtge YT

Bloomberg CMO

TEMP LB-8 NAS

5.5% LEGAL MTY N/A ADV:<PAGE> NO Notes 88 <Go>

BCCOECPUS CMO:

5.911(358)1 WAC(WAM)AGE ASSUM

ASSUMED	4/30/04: 38,150,000	next pay 5/25/04 (monthly)	30/360 Cashflows
collateral	4/25/04: 38,150,000	rcd date 4/30/04 (24 Delay)	created 3/12/04 1stProj 5/25/04
-NO History-	factor 1.000000000000	accrual 4/ 1/04- 4/30/04	ASSUMED collateral

4/30/04

YIELD TABLE

QUOTED

Vary PRICE 1/32	Px 300	100	200	300	400
	300 PSA	100 PSA	200 PSA	300 PSA	400 PSA

DEAL: * Information is preliminary and subject to change.

100-3	5.504	5.516	5.509	5.504	5.500
AvgLife	10.87	15.30	12.52	10.87	9.82
Mod Dur	7.75	9.63	8.49	7.75	7.23
YearWindow	5.1-29.8	5.1-29.8	5.1-29.8	5.1-29.8	5.1-29.8
Spread I	+109/AL	+89/AL	+102/AL	+109/AL	+114/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 9:06

3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.93	1.09	2.00	2.45	3.39	4.36	5.18

10y 97-4+ 30y 102-27+

Format# 1-YT

A-2

Bloomberg CMO

TEMP LB-8 G500

5% LEGAL MTY N/A ADV:<PAGE>

NO Notes 88 <GO>

BCC0ECPY7 CMO:

5.911(358)1 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	4/30/04: 32,000,000 4/25/04: 32,000,000 factor 1.000000000000	next pay 5/25/04 (monthly) rcd date 4/30/04 (24 Delay) accrual 4/ 1/04- 4/30/04	30/360 Cashflows created 3-12/04 1stProj 5/25/04 ASSUMED collateral

4/30/04 QUOTED

YIELD TABLE

Vary PRICE 32nds

Px	300 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA
	300	100	200	300	400		
100-16	4.781	4.915	4.845	4.781	4.726		
AvgLife	3.47	7.98	4.78	3.47	2.82		
Mod Dur	3.06	6.04	4.02	3.06	2.54		
YearWindow	0.1-7.7	0.1-19.5	0.1-11.8	0.1-7.7	0.1-5.7		
Spread I	+205/AL	+92/AL	+155/AL	+205/AL	+228/AL		

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 9:05						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.93	1.09	2.00	2.45	3.39	4.36	5.19

Format# 1-YT

3y 99-14+ 5y 98-25

YT 99-20 A-1 DG65 Mtge **YT**

Bloomberg CMO **TEMP LB-8 G425** 4.25% LEGAL MTY N/A ADV><PAGE>

BCC0ECPY3 CMO: NO Notes

5.911(358)1 WAC(WAM)AGE ASSUM 88 <Go>

ASSUMED	4/30/04: 24,616,000	next pay 5/25/04 (monthly)	30/360 Cashflows
collateral	4/25/04: 24,616,000	rcd date 4/30/04 (24 Delay)	created 3-12-04 / 1stPrc, 5/25/04
-NO History-	factor 1.000000000000	accrual 4/ 1/04- 4/30/04	ASSUMED collateral

4/30/04 **YIELD TABLE**

QUOTED

Vary PRICE	PX 300	100	200	300	400		
	300 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA
99-20	4.317	4.302	4.310	4.317	4.323		
AvgLife	3.47	7.98	4.78	3.47	2.82		
Mod Dur	3.11	6.25	4.10	3.11	2.57		
Y CAR Window	0.1-7.7	0.1-19.5	0.1-11.8	0.1-7.7	0.1-5.7		
Spread I	+158/AL	+31/AL	+101/AL	+158/AL	+187/AL		

DEAL: * Information is preliminary and subject to change.

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 9:05						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.93	1.09	2.00	2.45	3.39	4.36	5.18

Format# 1-YT 3y 99-14+ 5y 98-25

This information does not constitute either an offer to sell or a solicitation of an offer to buy any of the securities referred to herein. Offers to sell and solicitations of offers to buy the securities are made only by, and this information must be read in conjunction with the final Prospectus Supplement and the related Prospectus or, if not registered under the securities laws, the final Offering Memorandum (the "Offering Document"). Information contained herein does not purport to be complete and is subject to the same qualifications and assumptions, and should be considered by investors only in the light of the same warnings, lack of assurances and representations and other precautionary matters, as disclosed in the Offering Document. Information regarding the underlying assets has been provided by the issuer of the securities or an affiliate thereof and has not been independently verified by Lehman Brothers Inc. or any affiliate. The analyses contained herein have been prepared and disseminated by Lehman Brother Inc. and the contents and accuracy thereof have not been reviewed by the issuer. This information was prepared on the basis of certain assumptions (including, in certain cases, assumptions specified by the recipient hereof) regarding payments, interest rates, weighted average lives and weighted average loan age, losses and other matters, including, but not limited to, the assumptions described in the Offering Document. Lehman Brothers Inc., and any of its affiliates, make no representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities. This information supersedes any prior versions hereof and will be deemed to be superseded by any subsequent versions (including, with respect to any description of the securities or the underlying assets, the information contained in the Offering Document).

A-3

G65 Mtge YT

Note: Projections start with 5/25/2004 payment.

Bloomberg CMO

TEMP LB-8 G525 5.25% LEGAL MTY N/A ADV:<PAGE>

BCC0ECPZ4 CMO: NO Notes 88 <Go>

5.911(358)1 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	4/30/04: 35,556,000 4/25/04: 35,556,000 factor 1.000000000000	next pay 6/25/04 (monthly) rcd date 5/31/04 (24 Delay) accrual 5/ 1/04- 5/31/04	30/360 Cashflows created 3/12/04 1stProj 5/25/04 ASSUMED collateral

5/28/04 QUOTED

YIELD TABLE

Px300 100 200 300 400

Vary PRICE 1/32	300 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA

DEAL: * Information is preliminary and subject to change.

101-16	4.694	4.998	4.842	4.694	4.567
AvgLife	3.41	7.92	4.71	3.41	2.75
Mod Dur	3.00	5.96	3.96	3.00	2.48
YearWindow	0.1-7.6	0.1-19.4	0.1-11.8	0.1-7.6	0.1-5.7
Spread I	+250/AL	+166/AL	+223/AL	+258/AL	+271/AL

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRU-SUP" UNAVAILABLE.

Treasury Curve - (override)						
3mo	6mo	-2-	<3>	<5>	-10-	-30-
0.99	0.99	1.52	1.92	2.72	3.76	4.71

Format# 1-YT 3y 100-29+ 5y 99-18

G65 Mtge YT

A-4

Bloomberg CMO

TEMP LB-8 G550

5.5% LEGAL MTY N/A ADV:<PAGE>

NO Notes 88 <Go>

BCC0ECQ00 CMO:

5.911(358)1 WAC(WAM)AGE ASSUM

ASSUMED collateral -NO History-	4/30/04: 52,746,000 4/25/04: 52,746,000 factor 1.000000000000	next pay 5/25/04 (monthly) rcd date 4/30/04 (24 Delay) accrual 4/ 1/04- 4/30/04	30/360 Cashflows created 3/12/04 1stProj 5/25/04 ASSUMED collateral

YIELD TABLE

4/30/04 QUOTED

Vary PRICE 32	Px300	100	200	300	400		
	300 PSA	100 PSA	200 PSA	300 PSA	400 PSA	PSA	PSA
	DEAL: * Information is preliminary and subject to change.						
102-4	4.751	5.146	4.942	4.751	4.588		
AvgLife	3.47	7.98	4.78	3.47	2.82		
Mod Dur	3.05	5.95	3.99	3.05	2.54		
YEAR Window	0.1-7.7	0.1-19.5	0.1-11.8	0.1-7.7	0.1-5.7		
Spread I	+261/AL	+180/AL	+230/AL	+261/AL	+270/AL		

NON-CALLABLE

Preliminary cashflows based upon dealer representations. "PRO-SUP" UNAVAILABLE.

Treasury Curve - BGN 17:20						
3mo	6mo	-2-	-3-	-5-	-10-	-30-
0.93	0.99	1.52	1.93	2.72	3.75	4.70

Format# 1-YT

3y 100-29 5y 99-17+